

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Stamatios Tsantanis
Chief Executive Officer
United Maritime Corporation
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

       Re: United Maritime Corporation
           Registration Statement on Form F-3
           Filed July 3, 2023
           File No. 333-273116

Dear Stamatios Tsantanis:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Will Vogel